82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

[redacted]

09047093

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

RECEIVED
2009 OCT -7 P 3:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bornheim, October 1, 2009

HORNBACH-Baumarkt-AG – File number 82-3729

SUPPL

Dear Sir or Madam,

Enclosed please find our Press Release and Half-Year-Report (March 1 to August 31, 2009) which we have published on September 30, 2009 for your documentation.

Kind regards,

Judith Sommer
pp. Judith Sommer

Enclosure

dlw 10/8

82-3729

HORNBACH HOLDING AG

HORNBACH Es gibt immer was zu tun.

PRESSEMITTEILUNG - PRESS RELEASE - PRESSEMITTEILUNG

Hornbach posts further growth

Sales grow by 4.8 percent in first half – operative earnings substantially up on previous year

Frankfurt/Neustadt a. d. W., September 30, 2009. **Hornbach continues to grow: in the first half of the 2009 financial year, the Hornbach Group (Hornbach Holding AG Group) boosted its net sales by 4.8 percent to € 1.6 billion. Sales at the 130 DIY megastores with garden centers at the largest operating subgroup, Hornbach-Baumarkt-AG, increased by 4.4 percent to € 1.5 billion.**

As expected, the Group's operating earnings (EBIT) for the period from March 1 to August 31, 2009 decreased to € 130.1 million, down 8.1 percent on 2008. This was because the company posted a high volume of non-operating real estate profits in the previous year, whereas no significant disposal gains are budgeted for the current year. Despite the difficult economic and competitive climate both in Germany and in the company's eight other country markets across Europe, Hornbach increased its earnings from operations alone by 13.6 percent. The company has thus posted a pleasing earnings performance for the first half of its financial year.

Hornbach's growth was driven above all by the 92 DIY megastores with garden centers in Germany, which boosted their like-for-like sales by 3.1 percent in the first half of the financial year (March 1 to August 31, 2009). The Federal Association of German DIY, Home Improvement and Specialist Garden Stores (BHB) reported a 1.1 percent decline in like-for-like sales across the sector in the first six months of the calendar year. By contrast, Hornbach's stores in Germany achieved like-for-like sales growth of 1.3 percent over the same period. Germany's fourth-largest DIY group has thus further expanded its share of the German market.

Hornbach Baustoff Union GmbH also posted a strong performance. Defying the clearly negative trend in the builders' merchant sector, this subgroup increased its first-half sales by 11.1 percent overall and by 4.1 percent on a like-for-like basis.

Shareholders' equity at the Hornbach Group grew by 9.3 percent to € 852.9 million, or 39.9 percent of total assets. At the same time, cash and cash equivalents rose from € 275.2 million to € 418.9 million. These figures underline the company's solid financing policies, that focus on ensuring flexibility in managing the company and safeguarding its liquidity.

Kundenmonitor customer survey confirms top position in DIY sector

"These pleasing figures encourage us to uphold our strategies of quality leadership and permanent low prices. Hornbach caters to those aiming to tackle building, renovation or garden projects", explained Albrecht Hornbach, Chairman of the Board of Management of the Hornbach Group. That was why the company was working continuously on enhancing its combination of product range, permanent low prices and advice tailored to customers' needs. Hornbach sees the company's strategy as being confirmed by the results of the 2009 *Kundenmonitor*. This representative annual survey of customer satisfaction in Germany recently underlined Hornbach's leading position in the DIY sector once again. German DIY customers thus awarded Hornbach top positions both for quality and for its product range. "We are especially proud of our top position among all DIY players in terms of specialist advice", stressed Hornbach.

Sales at the Hornbach stores outside Germany grew by 5.2 percent to € 614.9 million in the first half of the financial year. On a like-for-like basis, these stores matched the previous year's high figure. The international share of sales at the Baumarkt-AG subgroup reached around 41 percent.

Hornbach will be opening one further store in Switzerland, in Galgenen in the Zurich area, in the current financial year. The company will then operate 92 stores in Germany and 39 in other European countries. The stores have an average size of more than 11,250 square meters – according to Hornbach, this "warehouse concept" with huge product ranges and the stocking of large quantities is one of the secrets of the company's success.

Hornbach affirmed the forecast that the Group's sales would grow year-on-year in a "low to medium single-digit percentage range" by the balance sheet date on February 28, 2010. Notwithstanding its current expansion, which can be described as conservative in the best sense, the Hornbach Group will thus grow more rapidly than the DIY sector as a whole.

Successful focus on projects

According to Albrecht Hornbach, one of the main reasons for the company's success is its focus on "project customers" – where the project in hand may involve building a garage or a garden pond, assembling and installing a sauna, new flooring, an attic extension or a bathroom renovation. This way, the company appeals to customers on the lookout for an extensive product range, excellent product quality, constant availability, and specialist advice. This is reflected in the title of the current autumn – "Make it your own project!"

The Hornbach Group invested € 64.9 million in the first six months of the financial year (6.4 percent more than in the previous year). Investments were financed in full by the cash flow of € 191.5 million from operations. The total workforce grew by 1.3 percent to 13,342 employees, around 8,300 of which working in Germany and 5,000 abroad.

The most important key figures can be found on the following page. The extensive interim reports of Hornbach Holding AG and Hornbach-Baumarkt-AG have been published in the investor relations section of the internet site of the Hornbach Group at www.hornbach-group.de.

Overview of Key Figures for the 2nd Quarter / 1st Half of 2009/2010

HORNBACH HOLDING AG Group (in € million, unless otherwise stated)	2nd Quarter 2009/2010	2nd Quarter 2008/2009	Change %	1st Half 2009/2010	1st Half 2008/2009	Change %
Net sales	**779.4**	**747.7**	**4.2**	**1,599.2**	**1,525.5**	**4.8**
of which in other European countries	302.3	290.1	4.2	614.9	584.7	5.2
Like-for-like sales growth[1)]	1.9%	3.0%		1.7%	2.2%	
Gross margin as % of net sales	35.7%	35.6%		36.0%	35.9%	
EBITDA	88.4	92.0	(4.0)	165.5	176.4	(6.2)
EBIT[2)]	**70.5**	**74.4**	**(5.2)**	**130.1**	**141.5**	**(8.1)**
Consolidated earnings before taxes	60.8	66.3	(8.3)	111.2	124.8	(10.9)
Consolidated net income[3)]	41.1	49.8	(17.5)	78.2	95.7	(18.3)
Earnings per preference share in €	4.15	4.92	(15.7)	7.84	9.76	(19.7)
Investments	26.1	25.8	1.3	64.9	61.0	6.4

Misc. Key Figures of the HORNBACH HOLDING AG Group (in € million, unless otherwise stated)	August 31, 2009	February 28, 2009	Change %
Total assets	2,139.6	1,995.8	7.2
Equity	852.9	780.5	9.3
Shareholders' equity as % of total assets	39.9%	39.1%	
Number of employees	13,342	13,169	1.3

HORNBACH-Baumarkt-AG Subgroup (in € million, unless otherwise stated)	2nd Quarter 2009/2010	2nd Quarter 2008/2009	Change %	1st Half 2009/2010	1st Half 2008/2009	Change %
Net sales	**728.1**	**699.8**	**4.0**	**1,502.9**	**1,439.0**	**4.4**
of which in other European countries	302.2	290.0	4.2	614.9	584.6	5.2
Like-for-like sales growth[1)]	1.9%	3.0%		1.7%	2.2%	
Gross margin as % of net sales	36.5%	36.4%		36.6%	36.6%	
EBITDA	72.6	79.2	(8.3)	135.8	141.6	(4.1)
Earnings before interest and taxes (EBIT)[4)]	**58.7**	**65.2**	**(10.0)**	**108.3**	**113.9**	**(4.9)**
Consolidated earnings before taxes	53.0	61.8	(14.3)	97.4	105.4	(7.6)
Consolidated net income	35.5	47.1	(24.7)	68.5	78.9	(13.1)
Basic earnings per share in €	2.25	3.00	(25.0)	4.35	5.03	(13.5)
Investments	14.9	20.1	(26.1)	42.3	32.9	28.3

Misc. Key figures of the HORNBACH-Baumarkt-AG Subgroup (in € million, unless otherwise stated)	August 31, 2009	February 28, 2009	Change %
Total assets	1,515.2	1,425.2	6.3
Equity	651.5	591.3	10.2
Shareholders' equity as % of total assets	43.0%	41.5%	
Number of stores	130	129	0.8
Sales area in 000 m² (based on BHB)	1,464	1,447	1.2
Number of employees	12,753	12,576	1.4

1) currency-adjusted.
2) net of non-operating earnings items, the operative EBIT of the HORNBACH Group improved by 20.9% in the second quarter and by 13.6% in the first half of 2009/2010.
3) pursuant to IFRS including minority interests.
4) net of non-operating earnings items, the operative EBIT at this subgroup improved by 19.8% in the second quarter and by 11.5% in the first half of 2009/2010.

Rounding up or down may lead to discrepancies between percentages and totals. Percentages calculated on basis of € 000s.

About HORNBACH

The Hornbach Group is one of Europe's largest operators of DIY megastores with garden centers. In addition to the largest operating subgroup, Hornbach-Baumarkt-AG (DIY megastores with garden centers), the overall Hornbach Holding AG Group also comprises the subgroups Hornbach Baustoff Union GmbH (regional builders' merchant and construction materials business) and Hornbach Immobilien AG (real estate and location development). The Hornbach DIY megastores with garden centers have an average size of more than 11,000 square meters, a figure unmatched by any other competitor in Europe.

The Hornbach Group generated sales of € 2.75 billion in the past 2008/2009 financial year (March 1, 2008 to February 28, 2009). This is equivalent to growth of 5.1 percent on the previous year. The company's market share in Germany rose during the financial year from 8.3 percent to 8.5 percent. The 38 international stores contributed 41 percent of total DIY store sales.

Founded in 1877, the family-run company, which has its roots in the Palatinate region, was first publicly listed in 1987. Hornbach currently operates 130 DIY megastores with garden centers in nine countries, of which 92 stores are in Germany. The other countries are Austria, the Netherlands, the Czech Republic, Switzerland, Sweden, Slovakia, Luxembourg, and Romania.

Hornbach's sales concept and product range are entirely tailored to the needs of project and professional customers. Hornbach guarantees its customers permanently low prices and is thus the price leader in the sector. The high quality of advice and excellent service provided by the company have been attested in numerous independent tests and studies. Hornbach was awarded the German Retail Prize in 2006 for the management achievement of the year. A year later, Otmar Hornbach, pioneer and founder of the DIY company, received the top prize awarded by the Federal Association of German DIY, Home Improvement and Specialist Garden Stores (BHB) – the "Life Time Award" – for his life's achievement.

Pioneering achievements, such as the first combined DIY store with a garden center (1968), the first megastore (1980) and the first DIY store with a drive-in facility (2003), provide proof of Hornbach's ongoing innovative power. Since 2001, a strategic partnership has been in place with the British retail group Kingfisher. Hornbach has acted as a "job machine" for decades, with more than 13,000 individuals now employed at the Group.

HALF-YEAR FINANCIAL REPORT
HORNBACH-BAUMARKT-AG GROUP

H1
2009/2010

(MARCH 1 – AUGUST 31, 2009)

HORNBACH
Es gibt immer was zu tun.

HORNBACH-BAUMARKT-AG GROUP

Half-Year Financial Report 2009/2010 (March 1 - August 31, 2009)

Key figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	2nd Quarter 2009/2010	2nd Quarter 2008/2009	Change %	1st Half 2009/2010	1st Half 2008/2009	Change %
Net sales	**728.1**	**699.8**	**4.0**	**1,502.9**	**1,439.0**	**4.4**
of which in other European countries	302.2	290.0	4.2	614.9	584.6	5.2
Like-for-like sales growth[1]	1.9%	3.0%		1.7%	2.2%	
Gross margin as % of net sales	36.5%	36.4%		36.6%	36.6%	
EBITDA	72.6	79.2	(8.3)	135.8	141.6	(4.1)
Earnings before interest and taxes (EBIT)[2]	**58.7**	**65.2**	**(10.0)**	**108.3**	**113.9**	**(4.9)**
Consolidated earnings before taxes	53.0	61.8	(14.3)	97.4	105.4	(7.6)
Consolidated net income	35.5	47.1	(24.7)	68.5	78.9	(13.1)
Basic earnings per share in €	2.25	3.00	(25.0)	4.35	5.03	(13.5)
Investments	14.9	20.1	(26.1)	42.3	32.9	28.3

[1] currency-adjusted

[2] including non-operating earnings components: net non-operating income of € 14.6 million was reported in the second quarter of the previous year. As budgeted, no disposal gains from real estate transactions and net non-operating expenses of € 2.3 million were reported in the second quarter of 2009/2010. Net of non-operating earnings items, operative EBIT improved by 19.8% in the second quarter and by 11.5% in the first half of 2009/2010.

Misc. Key figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	August 31, 2009	February 28, 2009	Change %
Total assets	1,515.2	1,425.2	6.3
Equity	651.5	591.3	10.2
Shareholders' equity as % of total assets	43.0%	41.5%	
Number of stores	130	129	0.8
Sales area in 000 m² (based on BHB)	1,464	1,447	1.2
Number of employees	12,753	12,576	1.4

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

INTERIM GROUP MANAGEMENT REPORT

Summary

- **HORNBACH-Baumarkt-AG Group maintains upward trend in second quarter of 2009/2010 as well**
- **Consolidated sales grow by 4.4% to € 1.5 billion, with like-for-like growth of 1.7%, in first half as a whole**
- **Germany as growth driver: like-for-like sales up by 3.1% - top ranking in Kundenmonitor customer survey**
- **Other European countries: previous year's high sales maintained despite weakness in Eastern Europe**
- **Further improvement in earnings in operating business - EBIT reaches € 108.3 million in first six months**

The HORNBACH-Baumarkt-AG Group achieved year-on-year growth both in sales and in its key operating earnings figures in the first half of the financial year (March 1 to August 31, 2009). The 130 HORNBACH DIY megastores with garden centers across Europe thus maintained the growth trend seen in the first three months in the second quarter of the current 2009/2010 financial year as well. Consolidated sales grew by 4.4% to € 1,502.9 million in the first half of 2009/2010 (previous year: € 1,439.0m). Like-for-like sales increased by 1.7% across the Group.

This growth was driven in particular by the 92 DIY megastores with garden centers in Germany, which boosted their like-for-like sales by 3.1% in the first six months. Based on this above-average growth rate compared with the sector as a whole, HORNBACH further expanded its market share in Germany. The company also benefited from its positive reception by customers, as demonstrated by its superb performance in Kundenmonitor Deutschland 2009. In this, the most important customer survey for the German retail sector, HORNBACH achieved one of the top positions and significantly extended its lead over the competition as the most competent DIY player in terms of its product range.

All in all, the stores in other European countries managed to maintain their like-for-like sales in the first half at the high level seen in the previous year. In this respect, the decline in demand in Eastern Europe due to the recession could be offset by a robust business performance in HORNBACH's other international regions.

Key operating earnings figures at the HORNBACH-Baumarkt-AG Group showed pleasing year-on-year developments in the period under report from March to August 2009. This was due above all to like-for-like sales growth in Germany, a stable gross margin across the Group, and lower pre-opening and administration expenses. Unlike in the previous year, no disposal gains were generated in the real estate segment (previous year: € 14.6m). As expected, this led overall earnings figures to fall short of the previous year's figures in spite of the improved earnings performance in the core operating business. The Group's operating earnings (EBIT) declined by 4.9% to € 108.3 million (previous year: € 113.9m). Adjusted for non-operating items, the operative EBIT for the first half of 2009/2010 improved by 11.5% in spite of the difficult economic climate in Europe.

Macroeconomic Framework and Sector Performance

The macroeconomic framework has gradually improved once again following the shock waves of the global economic crisis, which lasted well into spring 2009. Based on reporting periods for official statistics, the disastrous first quarter of the 2009 calendar year was followed by a surprisingly robust recovery in the second quarter.

At first, however, the first quarter (January to March 2009) witnessed a continuation of the sharp downturn in the global economy that began in autumn 2008. Industrial output, which fell at double-digit year-on-year rates in most advanced and many emerging economies, remained at the epicenter of the economic downturn in the winter months. Export-driven economies with a high share of manufacturing, notably Japan, Germany and emerging economies in East Asia, were especially hard hit by the collapse in global industry (catchwords: vehicle manufacture, engineering). It became apparent in the course of the second calendar quarter, however, that the global economy had probably begun to bottom out.

The pace of the economic contraction slowed visibly in the euro area as well in the spring. According to Eurostat, the decline in gross domestic product (GDP) amounted to minus 0.1% in the second calendar quarter of 2009, and thus virtually halted compared with the 2.5% downturn on the previous quarter seen in the first quarter of 2009. Developments in individual economies were uneven in the second quarter of 2009. Of the 13 member states already to have published GDP figures for the period from April to June 2009, five countries, including Europe's two largest economies, Germany and France, reported slight growth. Slovakia even posted robust GDP growth of 2.2%. However, this followed a very sharp downturn in the previous quarter (minus 11%). Macroeconomic output in the other countries fell once more, albeit at a significantly slower rate than previously. The second half of the 2009 calendar year is widely expected to see a continuation in the stabilization of the euro area economy.

In the wake of the recovery in the global economy, Germany already showed an unexpected return to economic growth in the second quarter, following four previous quarters in which gross domestic product had shrunk. According to the Federal Statistics Office, following adjustment for seasonal and calendar factors, real GDP grew by 0.3% in the second quarter of 2009 compared with the previous quarter. Germany has thus emerged from its severest period of recession since World War Two. Future developments nevertheless still involve considerable uncertainty. Following the sharpest drop in economic output on record, the basis for comparison is low. Real GDP was still 5.9% down on the second quarter of 2008. Comparison with the second quarter of the previous year shows that positive momentum came from private and government consumer spending, which grew by 0.7% and 0.4% respectively, as well as from construction investments (plus 1.4%). Moreover, the pick-up in international demand also made a major contribution to the economic recovery.

Private consumer spending in Germany has so far remained remarkably resilient in defying the negative impact of the global economic crisis. Consumer confidence has benefited from tax relief measures, which left their mark on private household budgets in the first half of 2009, from stable prices, and from the relatively stable labor market in Germany due to state-subsidized reduced working hour schemes. This is also reflected in the GfK consumer confidence index, which maintained the upward trend seen in previous months in August 2009 as well, albeit at a relatively low level in terms of long-term comparisons. There was a further rise in expectations concerning the economy as a whole and personal income levels. Not only that, consumers' propensity to spend also improved further in the late summer.

Having said this, the German retail sector (excluding vehicle retail) felt none of the effects of the slight growth in consumer spending in the first and second quarters of 2009. Based on preliminary figures from the Federal Statistics Office, retail sales fell by 2.3% in nominal terms and by 2.1% in real terms in the first half of 2009. According to the Association of German Retailers (HDE), one of the reasons for these disparate developments is the state-subsidized car scrapping incentive scheme, which is thought to have generated considerable extra business for car dealers, but diverted funds away from other retail segments.

As the year has progressed, the DIY and garden store segment has turned out to be one of the few winners in the German retail segment. According to the Federal Association of German Home Improvement, DIY and Specialist Garden Stores (BHB), gross sales here showed slight year-on-year growth of 0.2% in the period from January to June 2009. Accordingly, the DIY sector has been able to make up a good deal of ground thanks to a welcome revival in demand in the second quarter, thus more than compensating for the negative first quarter. However, this race to catch up was not yet sufficient to return like-for-like sales to positive territory as well. According to the BHB/GfK report, DIY and home improvement stores reported a cumulative decline in like-for-like sales by 1.1% in the first half. This nevertheless represented a marked improvement on the weak first quarter, which had suffered from poor weather conditions (minus 4.8%). Flowers, foliage plants, and garden furniture were in particular demand in the first half of the calendar year, as were traditional DIY products, such as sanitary, coating materials, tools and machinery, and hardware. Construction materials and construction chemicals also showed slight growth.

Earnings, Financial and Net Asset Situation*

Development in HORNBACH's store network

No new HORNBACH DIY megastores with garden centers were opened in the second quarter of 2009/2010 (June 1 to August 31, 2009). As of August 31, 2009, we were operating 130 retail outlets across the Group (February 28, 2009: 129). Of these, an unchanged total of 92 stores with sales areas of around 972,500 m² are in Germany, while 38 stores with sales areas of around 492,000 m² are in other European countries. Total sales areas at the HORNBACH-Baumarkt-AG Group most recently amounted to around 1,464,000 m². The HORNBACH DIY megastores with garden centers have an average size of more than 11,250 m².

Sales performance

Regardless of the difficult economic climate, HORNBACH's DIY megastores with garden centers maintained the growth trend seen in the first three months in the second quarter of the current 2009/2010 financial year as well. Net sales at the HORNBACH-Baumarkt-AG Group thus rose by 4.0% to € 728.1 million in the second quarter (previous year: € 699.8m). Total sales at the Group for the first half of 2009/2010 (March 1 to August 31, 2009) grew by 4.4% to € 1,502.9 million (previous year: € 1,439.0m).

The financial and economic crisis only touched on our business performance to a minor extent in the period under report from March 1 to August 31, 2009. In most of the regions where we operate our DIY megastores with garden centers, demand for building, home improvement and garden products services has risen compared with the previous year. This is also clearly reflected in our like-for-like sales performance, i.e. in sales excluding newly opened stores. Following like-for-like sales growth of 1.5% in the first quarter, we improved these sales by 1.9% in the second quarter. Cumulatively for the first six months, we boosted our like-for-like sales by 1.7% net of currency factors (including currency factors: 0.8%). Our 92 HORNBACH DIY megastores with garden centers in Germany, which once again outperformed the German sector average, made a particularly marked contribution to this success. Our locations in other European countries virtually matched the high sales achieved in the past.

■ Germany

As in the previous quarter, our domestic business showed pleasingly robust sales momentum in the second quarter as well. We increased our overall sales in Germany by 3.9% to € 425.9 million (previous year: € 409.8m). Sales in the first half of 2009/2010 grew by 3.9% to € 888.1 million (previous year: € 854.5m). On a like-for-like basis, we improved our sales year-on-year by 3.1% in the second quarter. The German business reported positive growth rates of around 3% in all of the three months in this period. Notwithstanding the difficult economic situation, we were thus able to uphold the momentum seen in the previous quarter. Sales for the first six months also showed like-for-like growth of 3.1%, and thus an above-average rate compared with competitors. Based on the period relevant for sector statistics, namely the first half of the 2009 calendar year (January 1 to June 30), the BHB reported a 1.1% decline in like-for-like sales. HORNBACH, by contrast, posted like-for-like growth of 1.3% for the same period.

* Unless otherwise stated, periods relating to HORNBACH are based on the company's financial year (March – February).

We see this as providing renewed confirmation of our retail format, which focuses on the needs of project customers. At core, this concept involves combining a broad product range, professional advice, support services and permanently low prices. Past experience has shown that people tend to focus more closely on their private environment in periods of uncertainty (cocooning). Consumers concentrate more on their own four walls and are prepared to invest in renovating their homes, enhancing their appearance and upgrading their fittings. In the current financial year, this was assisted by the fact that stable prices and the relatively robust situation on the German labor market have so far helped the consumer climate to remain positive. HORNBACH was able to benefit from this business climate disproportionately compared with competitors in the period under report as well. Our concept has risen further on German DIY customers' popularity scale. This is demonstrated not least by the company's very positive performance in this year's Kundenmonitor Deutschland customer survey. In the "Overall Satisfaction" category, HORNBACH improved its mark from 2.38 to 2.27, thus defending the second position already achieved last year. We extended our lead over the competition at the same time. Our company reached top position for the dimensions of its products and services. This refers in particular to product selection, variety, quality and up-to-dateness. We made great progress in individual product categories, where consumers awarded us top position in eight out of nine categories. We are especially pleased with our promotion in the specialist advice category from sixth position in the previous year to top position this year.

- **Other European countries**

Second-quarter sales at the international HORNBACH DIY megastores with garden centers rose by 4.2% to € 302.2 million (previous year: € 290.0m). First-half sales in other European countries grew by 5.2% to € 614.9 million (previous year: € 584.6m). The international share of consolidated sales at HORNBACH-Baumarkt-AG grew to 40.9% in the first six months (previous year: 40.6%).

The eight countries outside Germany reported uneven developments in terms of sales in the first half. In Eastern Europe, i.e. the Czech Republic, Slovakia and Romania, we reported a reduction in like-for-like sales. The global economic crisis has severely burdened the employment situation, especially in the manufacturing sector, and purchasing power in these countries. Thanks to sales growth, in some cases substantial, in other regions within our network, however, we were largely able to compensate for this factor. Following a slight dip in like-for-like sales in the first quarter (minus 0.8%), the international DIY megastores with garden centers achieved slight growth of 0.2% in the second quarter. At minus 0.3%, like-for-like sales growth for the first six months net of currency factors virtually matched the previous year's figure (including currency factors: minus 2.5%).

Earnings performance

Key operating earnings figures at the HORNBACH-Baumarkt-AG Group showed a pleasing year-on-year performance in the reporting period from March to August 2009. This development was chiefly driven by like-for-like sales growth in Germany, a stable gross margin across the Group and lower pre-opening and administration expenses. Unlike in the previous year, no disposal gains were generated in the real estate segment (previous year: € 14.6m). As expected, this base effect led the overall key earnings figures to fall short of the previous year's figures in spite of the improved earnings performance in the core operating business.

The gross margin remained unchanged on the previous year in the first half. As in the previous year, the gross profit amounted to 36.6% as a percentage of net sales. The Group's selling and store expenses rose to € 400.7 million (previous year: € 380.2m), and thus grew slightly as a proportion of sales. The store expense ratio increased from 26.4% to 26.7%. Given that the personnel expense ratio (including bonuses) remained stable, this development was mainly due to higher rental expenses and general operating expenses. Earnings were positively affected, by contrast, by the year-on-year reduction in pre-opening and administration expenses. The pre-opening expense ratio thus declined from 0.3% to 0.1%, while the administration expense ratio decreased from 3.7% to 3.5%.

Other income and expenses dropped year-on-year from € 25.7 million to € 12.0 million in the first half of 2009/2010. This expected reduction was chiefly due to non-operating items amounting to a net total of € 16.9 million. Net non-operating income of € 14.6 million was reported in the first quarter of the previous year following the successful disposal of a DIY store property (sale and leaseback) and of a piece of land not required for operations. In line with the budget, the second quarter of 2009/2010 did not bring any disposal gains from transactions, however, but rather witnessed other non-operating charges on earnings. These led to net non-operating expenses of € 2.3 million. As a result, key earnings figures for the period under report fell correspondingly short of the previous year's figure.

Earnings before interest, taxes, depreciation and amortization (EBITDA) declined by 4.1% from € 141.6 million to € 135.8 million in the first half of the current financial year. At € 108.3 million, the Group's operating earnings (EBIT) fell 4.9% short of the previous year's figure (€ 113.9m). Net of non-operating earnings items, operative EBIT grew by 11.5% to € 110.6 million (previous year: € 99.3m), and thus showed markedly disproportionate growth compared with sales. Due to a lower volume of interest income compared with the previous year, as well as to exchange rate differences, net financial expenses at the HORNBACH-Baumarkt-AG Group deteriorated from minus € 8.5 million to minus € 11.0 million. Consolidated earnings before taxes reduced by 7.6% to € 97.4 million (previous year: € 105.4m). Net income for the period is reported at € 68.5 million (previous year: € 78.9m). Basic earnings per share amounted to € 4.35 at the end of the first six months (previous year: € 5.03).

EBITDA for the second quarter of 2009/2010 decreased by 8.3% to € 72.6 million (previous year: € 79.2m). EBIT dropped by 10.0% to € 58.7 million (previous year: € 65.2m). EBIT net of non-operating one-off items improved by 19.8% to € 60.9 million (previous year: € 50.8m). Consolidated earnings before taxes fell by 14.3% to € 53.0 million (previous year: € 61.8m). Net income for the period amounted to € 35.5 million in the second quarter (previous year: € 47.1m). Basic earnings per share for the second quarter amounted to € 2.25 (previous year: € 3.00).

Financial and net asset position

Due to the Group's expansion, investments rose year-on-year from € 32.9 million to € 42.3 million in the first six months of the current 2009/2010 financial year. Around 62% of this sum was invested in land and buildings, while the rest was primarily channeled into plant and office equipment at new and existing stores, as well as into intangible assets (mainly IT software). Investments were financed in full from the cash flow of € 187.1 million from operating activities (previous year: € 155.8m). Further information about financing and investment activities at HORNBACH-Baumarkt-AG can be found in the cash flow statement on Page 14.

Total assets grew to € 1,515.2 million as of August 31, 2009, up 6.3% on the balance sheet date on February 28, 2009. This increase was primarily due to the substantial rise in cash and cash equivalents from € 236.1 million to € 354.6 million. This was countered within current assets by a reduction in inventories by € 62.2 million to € 434.1 million. The inventory turnover rate improved year-on-year by 0.2 in the first half of the financial year. Mainly as a result of the increase in property, plant and equipment, non-current assets grew by 6.6% to € 636.4 million.

Shareholders' equity as reported in the balance sheet rose to € 651.5 million as of August 31, 2009, an increase of 10.2%, or € 60.2 million, compared with the previous reporting date. As a result, the equity ratio improved from 41.5% to 43.0%. Non-current liabilities decreased by 1.0% to € 469.1 million (February 28, 2009: € 473.9m). Current liabilities rose by 9.6% to € 394.6 million. This was chiefly due to an increase in trade payables and to higher income tax liabilities.

As of August 31, 2009, the net financial debt of the HORNBACH-Baumarkt-AG Group had reduced significantly from € 207.0 million as of February 28, 2009 to € 75.6 million.

Employees

At the reporting date on August 31, 2009, 12,753 individuals across Europe (February 28, 2009: 12,576) were in fixed employment at HORNBACH-Baumarkt-AG, or one of its subsidiaries. Of this total, the Group had 7,736 employees in Germany (balance sheet date: 7,689) and 5,017 in other European countries (balance sheet date: 4,887).

Risk Report

We provided a detailed presentation of the risks involved in our business activities on Pages 66 to 69 of the 2008/2009 Annual Report of the HORNBACH-Baumarkt-AG Group. Over and above the information provided in the Annual Report, there have been no major changes in the first half of 2009/2010 which could result in any new risk assessment for the second half of the year. Furthermore, no future risks to the continued existence of the HORNBACH-Baumarkt-AG Group have been identified on the basis of the information currently available.

Events After the Balance Sheet Date

No events of material significance for the assessment of the earnings, financial and net asset position of HORNBACH-Baumarkt-AG or of the HORNBACH-Baumarkt-AG Group have taken place since the conclusion of the first half of the financial year on August 31, 2009.

Outlook

Opportunities

We reported extensively on the macroeconomic, sector-specific and strategic opportunities of relevance to the business activities of the HORNBACH-Baumarkt-AG Group on Pages 71 to 78 of our 2008/2009 Annual Report. This basic assessment of our medium to long-term development potential also remains valid upon publication of this half-year financial report. Macroeconomic developments for the second half of the financial year through to the year-end on February 28, 2010 continue to involve considerable forecasting uncertainties. This is particularly the case for developments on the labor market and their implications for real-term incomes and consumer confidence.

The global economic crisis lost much of its intensity in summer 2009. According to figures released by the Organisation for Economic Co-operation and Development (OECD), seasonally-adjusted gross domestic product in OECD countries showed a minimal reduction of 0.002% in the second calendar quarter of 2009 and thus virtually halted its decline, having still dropped by 2.1% in the first quarter. Against this backdrop, there has been a further tangible improvement in the global economic climate in the third calendar quarter. A whole series of early indicators and assessments by bank economists and research institutes point to an economic turnaround. According to the global ifo business confidence index in August 2009, the experts surveyed have provided a considerably more favorable outlook, especially for the coming six months. Not only that, the assessment of the current situation has also improved for the first time in two years. The Purchasing Managers Index showed similar results (August 2009). According to the economists, the euro area and Germany are about to witness several months of robust growth. The experts attribute this surprising increase in the early indicator to economic stimulus packages gradually beginning to take effect, as well as to low stocks at companies, which have to be replenished to satisfy the pick-up in demand. Moreover, the improvement in the business climate has also benefited from very expansive monetary policies and the extensive measures taken to stabilize financial markets.

One large question mark remains as to the sustainability of this upward trend. The possibility of any notably robust recovery in the second half of 2009 would seem to be hindered by the fact that the economy is far from having overcome the consequences of its

previous hard landing. Current forecasts for economic growth in the current and coming years also reflect a more cautious assessment. In its "World Economic Outlook" published in July 2009, the International Monetary Fund (IMF) forecast a 1.4% reduction in GDP for 2009 as a whole, a development due to the very poor figures for the first quarter. An annual average growth rate of 2.5% is forecast for 2010. The European Central Bank (ECB) expects economic activity to remain weak in the euro area in the remainder of the year and, following a period of stabilization, to return to growth in 2010. This is consistent with the forecast made by financial experts surveyed by the ECB in mid-July 2009, according to which real GDP in the euro area is expected to contract by 4.5% in 2009 as a whole and to grow by 0.3% in 2010.

Based on the forecast issued by Deutsche Bank Research, the German economy will shrink by an annualized average rate of around 5% in 2009. In spite of the return to growth in the second quarter, that would be the severest economic downturn since World War Two. This in turn reflects the massive reduction in industrial output in Germany, which is estimated to have amounted to around 20%. More important for economic experts, however, is the outlook for 2010. Germany, one of the world's leading exporters and thus heavily reliant on the global economic recovery, is predicted to achieve economic growth of around 1%.

The construction sector will emit mixed signals in 2009 and 2010. Due to the renewed reduction in the volume of housing projects completed, only the economic stimulus programs for civil engineering and public construction can be expected to provide any tailwind. Deutsche Bank expects construction output to decline by around 4% in real terms in 2009, with slight growth then possible in 2010. Private consumer spending is standing on a shaky foundation. While consumer spending still benefited from fiscal relief and the state-subsidized car scrapping scheme for large parts of 2009, from the new year onwards it can be expected to come under pressure due to developments on the labor market. Whereas one wave of redundancies has already followed hot on the heels of the last at companies in other countries, the state subsidies provided for reduced working hours in Germany mean that companies have stockpiled a huge supply of labor - more than could be retained in employment even if the economy were to show a robust recovery. Experts expect unemployment to rise from its current total of 3.5 million to up to 4.5 million by the end of 2010. At the latest by then, therefore, the solid level of consumer confidence in Germany can be expected to suffer. Having said this, purchasing power at least stands to continue to benefit from price stability for the time being.

The German retail sector is also defensive in its assessment of its chances for the second half of 2009. Retail sales for the first seven months dropped by 2.3% in nominal terms and by 2.0% adjusted for inflation. For 2009 as a whole, the HDE sector association expects sales to fall by 2% in nominal terms, even though consumer confidence as calculated by GfK market researchers reached an annual high in September 2009. The BHB DIY sector association, by contrast, is "relatively calm" in its assessment of the second half of the year. Developments in DIY retail and the trend in July/August have so far been much better than many had expected. As long as there is no sudden change in customers' confidence levels before the end of 2009, the DIY store sector thus still has the opportunity of matching the previous year's sales on a like-for-like basis.

Outlook for the company

Based on the information currently available, we can confirm the outlook for the current financial year formulated in the 2008/2009 Annual Report (Pages 78 to 81) and in the interim report for the first quarter of 2009/2010.

Accordingly, one further HORNBACH DIY megastore with a garden center is scheduled to be opened before the balance sheet date on February 28, 2010 - the fifth HORNBACH DIY megastore with a garden center in Switzerland is expected to commence trading in the fourth quarter of the current financial year at Galgenen in the Zurich area. The total number of locations across the Group will thus rise to 131 by the end of the financial year.

We expect consolidated sales, i.e. net sales including sales generated at newly opened stores, to grow in a low to medium single-digit percentage range in the current 2009/2010 financial year. We expect like-for-like sales at our DIY megastores with garden centers in Germany to continue to outperform the sector average by a clear margin in the coming months as well. In other European countries, we assume that the distribution of risks across our European store network will allow the reduction in sales expected in specific regions to be compensated for at least in part by sales growth in other regions.

Up to two HORNBACH DIY megastores with garden centers in total are due to be refinanced by sale and leaseback transactions in the current financial year, rather than the total of three previously budgeted. One transaction is expected to be completed in the third quarter, and one in the fourth quarter. The real estate segment is not expected to generate any substantial disposal gains, compared with net non-operating income of around € 35 million in the previous 2008/2009 financial year. The inflow of funds is budgeted at around € 60 million and is to be reinvested in full.

Mainly as a result of significantly lower earnings in the real estate segment, the operating earnings (EBIT) of the HORNBACH-Baumarkt-AG Group for the 2009/2010 financial year as a whole are expected to fall considerably short of the level reported for the 2008/2009 financial year (€ 136.5m), but should nevertheless exceed the EBIT posted for the 2007/2008 financial year (€ 79.1m).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Income Statement

€ million	2nd Quarter 2009/2010	2nd Quarter 2008/2009	Change %	1st Half 2009/2010	1st Half 2008/2009	Change %
Sales	728.1	699.8	4.0	1,502.9	1,439.0	4.4
Cost of goods sold	462.6	445.0	4.0	952.3	913.1	4.3
Gross profit	**265.5**	**254.8**	**4.2**	**550.7**	**526.0**	**4.7**
Selling and store expenses	187.6	180.8	3.7	400.7	380.2	5.4
Pre-opening expenses	0.7	2.8	(75.7)	1.4	4.4	(67.2)
General and administration expenses	24.8	25.7	(3.3)	52.2	53.2	(1.9)
Other income and expenses	6.3	19.7	(67.9)	12.0	25.7	(53.2)
Earnings before interest and taxes (EBIT)	**58.7**	**65.2**	**(10.0)**	**108.3**	**113.9**	**(4.9)**
Other interest and similar income	1.0	3.4	(70.9)	2.0	5.6	(63.8)
Other interest and similar expenses	5.8	6.7	(13.2)	12.0	13.4	(10.8)
Other financial result	(0.8)	(0.1)	1,349.1	(1.0)	(0.7)	54.5
Net financial expenses	**(5.7)**	**(3.4)**	**66.6**	**(11.0)**	**(8.5)**	**29.4**
Consolidated earnings before taxes	**53.0**	**61.8**	**(14.3)**	**97.4**	**105.4**	**(7.6)**
Taxes on income	17.5	14.7	19.2	28.9	26.5	8.8
Consolidated net income	**35.5**	**47.1**	**(24.7)**	**68.5**	**78.9**	**(13.1)**
Basic earnings per share in €	2.25	3.00	(25.0)	4.35	5.03	(13.5)
Diluted earnings per share in €	2.25	2.98	(24.5)	4.34	4.99	(13.0)

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

Statement of Recognized Income and Expenses

€ million	1st Half 2009/2010	1st Half 2008/2009
Consolidated net income	**68.5**	**78.9**
Measurement of derivative financial instruments (cash flow hedge)		
Measurement of derivative hedging instruments directly in equity	(0.8)	3.5
Gains and losses from measurement of derivative financial instruments transferred to profit or loss	0.7	(0.7)
Exchange differences arising on the translation of foreign subsidiaries	5.1	0.8
Deferred taxes on gains and losses recognized directly in equity	0.0	(0.8)
Income and expenses recognized directly in equity	**5.0**	**2.7**
Total income and expenses recognized in the financial statements	**73.5**	**81.6**

Rounding up or down may lead to discrepancies between totals.

Balance Sheet

Assets	August 31, 2009 € million	%	February 28, 2009 € million	%
Non-current assets				
Intangible assets	19.9	1.3	20.4	1.4
Property, plant, and equipment	568.4	37.5	530.2	37.2
Investment property	14.0	0.9	14.3	1.0
Financial assets	1.0	0.0	0.0	0.0
Non-current receivables and other assets	11.7	0.8	11.2	0.8
Non-current income tax receivables	8.4	0.6	8.3	0.6
Deferred tax assets	12.9	0.9	12.8	0.9
	636.4	**42.0**	**597.1**	**41.9**
Current assets				
Inventories	434.1	28.6	496.3	34.8
Other receivables and assets	56.9	3.8	41.6	2.9
Income tax receivables	0.3	0.0	3.1	0.2
Cash and cash equivalents	354.6	23.4	236.1	16.6
Non-current assets held for sale and disposal groups	32.9	2.2	51.0	3.6
	878.8	**58.0**	**828.1**	**58.1**
	1,515.2	**100.0**	**1,425.2**	**100.0**

Equity and liabilities	August 31, 2009 € million	%	February 28, 2009 € million	%
Equity				
Share capital	47.3	3.1	47.2	3.3
Capital reserve	140.7	9.3	140.2	9.8
Revenue reserves	463.5	30.6	403.9	28.3
	651.5	**43.0**	**591.3**	**41.5**
Non-current liabilities				
Long-term financial debt	401.9	26.5	407.7	28.6
Deferred tax liabilities	43.3	2.9	43.4	3.0
Other non-current liabilities	24.0	1.6	22.8	1.6
	469.1	**31.0**	**473.9**	**33.3**
Current liabilities				
Short-term financial debt	28.3	1.9	35.4	2.5
Trade payables and other liabilities	266.4	17.6	238.6	16.7
Income tax liabilities	37.8	2.5	21.9	1.5
Other provisions and accrued liabilities	62.0	4.1	64.0	4.5
	394.6	**26.0**	**360.0**	**25.3**
	1,515.2	**100.0**	**1,425.2**	**100.0**

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

Statement of Changes in Equity

1st Half 2008/2009 € million	Share capital	Capital reserve	Hedging reserve	Cumulative currency translation	Other revenue reserves *)	Total equity
Balance at March 1, 2008	**47.1**	**138.9**	**(1.0)**	**9.7**	**321.1**	**515.7**
Total income and expenses recognized in the financial statements			2.0	0.8	78.9	81.6
Dividend distribution					(13.6)	(13.6)
Capital increase from share option plans	0.1	1.0			0.1	1.2
Balance at August 31, 2008	**47.2**	**139.9**	**1.0**	**10.5**	**386.3**	**584.9**

1st Half 2009/2010 € million	Share capital	Capital reserve	Hedging reserve	Cumulative currency translation	Other revenue reserves *)	Total equity
Balance at March 1, 2009	**47.2**	**140.2**	**(3.6)**	**6.7**	**400.9**	**591.3**
Total income and expenses recognized in the financial statements			(0.1)	5.1	68.5	73.5
Dividend distribution					(13.7)	(13.7)
Treasury stock transactions					(0.2)	(0.2)
Capital increase from share option plans	0.1	0.5				0.6
Balance at August 31, 2009	**47.3**	**140.7**	**(3.7)**	**11.8**	**455.4**	**651.5**

Rounding up or down may lead to discrepancies between totals.

*) the income and expenses recognized under other revenue reserves relate to the net income for the period.

Cash Flow Statement

€ million	1st Half 2009/2010	1st Half 2008/2009
Consolidated net income	**68.5**	**78.9**
Depreciation and amortization of non-current assets	27.5	27.7
Change in provisions	2.3	(0.4)
Gains/losses on disposals of non-current assets and of non-current assets held for sale	0.1	(14.7)
Change in inventories, trade receivables and other assets	51.9	10.0
Change in trade payables and other liabilities	34.3	53.6
Other non-cash income/expenses	2.6	0.7
Cash flow from operating activities	**187.1**	**155.8**
Proceeds from disposals of non-current assets and of non-current assets held for sale	1.9	2.7
Payments for investments in property, plant, and equipment	(39.4)	(32.3)
Payments for investments in intangible assets	(1.9)	(0.6)
Payments for investments in financial assets	(1.0)	0.0
Cash flow from investing activities	**(40.4)**	**(30.2)**
Proceeds from capital increases	0.6	1.1
Dividends paid	(13.7)	(13.6)
Repayment of long-term debt	(9.9)	(10.3)
Change in short-term debt	(5.9)	3.1
Cash flow from financing activities	**(28.9)**	**(19.7)**
Cash-effective change in cash and cash equivalents	117.8	105.9
Change in cash and cash equivalents due to changes in exchange rates	0.6	0.3
Cash and cash equivalents at March 1	236.1	167.1
Cash and cash equivalents at August 31	**354.6**	**273.3**

Rounding up or down may lead to discrepancies between totals.

The cash flow from operating activities was reduced by € 9.8 million on account of income tax payments (previous year: € 11.6m) and by € 14.3 million on account of interest payments (previous year: € 13.4m) and increased by € 2.0 million on account of interest received (previous year: € 5.6m).

The other non-cash income/expenses item largely consists of unrecognized foreign currency differences and deferred taxes.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Interim Consolidated Financial Statements

(1) Accounting principles

This Group half-year financial report of HORNBACH-Baumarkt-AG and its subsidiaries for the first half as of August 31, 2009 has been prepared in accordance with Section 315a of the German Commercial Code (HGB) based on International Financial Reporting Standards in the form requiring mandatory application in the European Union.

The HORNBACH Group has implemented all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) requiring mandatory application in the European Union for the first time from the 2009/2010 financial year. Specifically, these involve:

- IAS 1 "Presentation of Financial Statements": the initial application of the new version of this standard has mainly resulted in a change in the presentation of components of the financial statements.
- IAS 23 "Borrowing Costs (revised)": the revised standard has abolished the previous option of not capitalizing borrowing costs. From January 1, 2009, borrowing costs directly or indirectly attributable to the acquisition, construction or production of qualifying assets must be capitalized as a cost component. As this option was already drawn on in the past, the initial application has not had any implications for the group interim report.
- IFRS 8 "Operating Segments" replaces IAS 14 and bases segment reporting on application of the management approach. The initial application of IFRS 8 has resulted in a restructuring of the segment report. The business segments of the HORNBACH-Baumarkt-AG Group requiring report correspond to the "DIY Stores" and "Real Estate" segments previously included in the primary segment report. Moreover, the transition from total segment earnings (EBIT) to consolidated earnings before taxes has been presented.

The application of the other International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee requiring initial application in the 2009/2010 financial year has not had any implications for the net asset, financial and earnings position of the Group.

Otherwise, the accounting principles applied when preparing the interim report correspond to those applied in the consolidated financial statements as of February 28, 2009. The Group has made additional application of IAS 34 "Interim Financial Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2008/2009 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report, unless any amendments are expressly indicated. Moreover, this interim report also complies with German Accounting Standard No. 16 (DRS 16) - Interim Reporting - of the German Accounting Standards Committee (DRSC). Based on a resolution adopted by the Annual General Meeting on July 9, 2009, the group auditor, KPMG AG Wirtschaftsprüfungsgesellschaft, was commissioned to perform an audit review of the half-year financial report of the HORNBACH-Baumarkt-AG Group.

(2) Adjustments to enhance presentation

Recognized foreign currency gains and losses and income and expenses from the measurement of primary receivables and liabilities denominated in foreign currencies were recognized under net financial expenses for the first time in the consolidated financial statements as of February 28, 2009. Previously, these items were presented under other income and expenses, while IFRS required the measurement of derivative foreign currency hedging instruments to be reported under net financial expenses. As these components of earnings are closely related in economic terms, the amended reporting method has led to a more accurate presentation of foreign

currency gains and losses. Other income of € 31.3 million and other expenses of € 5.1 million were reported in the half-year financial report for the first half of 2008/2009 as of August 31, 2008. These items included income of € 3.1 million and expenses of € 2.6 million from exchange differences. The net income of € 0.5 million has been reclassified in line with the new presentation. As a result, other income and expenses are € 0.5 million lower and net financial expenses are correspondingly higher than stated in the interim report for the first half of 2008/2009. Accordingly, EBIT and EBITDA for the first half of 2008/2009 are also € 0.5 million lower.

(3) Scope of consolidation
There were no changes in the scope of consolidation in the first half of 2009/2010.

(4) Seasonal influences
Due to weather conditions, the HORNBACH-Baumarkt-AG Group generally reports a weaker business performance in the autumn and winter than in the spring and summer months. These seasonal fluctuations are reflected in the figures for the first half. The business performance in the first six months as of August 31, 2009 does not necessarily provide an indication of the results to be expected for the 2009/2010 financial year as a whole.

(5) Other income and expenses
Other income and expenses are structured as follows:

€ million	2nd Quarter 2009/2010	2nd Quarter 2008/2009	Change %
Other income	10.0	21.2	(52.6)
Other expenses	3.7	1.5	144.4
Other income and expenses	**6.3**	**19.7**	**(67.9)**

€ million	1st Half 2009/2010	1st Half 2008/2009	Change %
Other income	16.6	28.3	(41.3)
Other expenses	4.5	2.6	77.8
Other income and expenses	**12.0**	**25.7**	**(53.2)**

Percentages calculated on basis of € 000s. Rounding up or down may lead to discrepancies between totals.

The other income reported for the first half consists of operating income of € 16.0 million (previous year: € 12.9m) and non-operating income of € 0.6 million (previous year: € 15.4m). Operating income mainly consists of advertising grants and income from reversals of provisions. Non-operating income for the first half of 2009/2010 mainly consists of retrospective income of € 0.6 million from the sale of real estate in the 2008/2009 financial year. The non-operating income for the first half of 2008/2009 results from the disposal of a DIY store property and of a piece of land not required for operations (€ 14.6m) and from the reversal of a provision for onerous contracts (€ 0.8m). The DIY store property was leased back on a long-term basis within the framework of an operating lease. There is the option of extending the letting period following expiry of the fixed term.

The other expenses for the first half of 2009/2010 consist of operating expenses of € 1.6 million (previous year: € 1.9m) and non-operating expenses of € 2.9 million (previous year: € 0.7m). Operating expenses mainly involve losses incurred for damages, write-downs on receivables and losses on the disposal of non-current assets. Non-operating expenses for the first half of 2009/2010 chiefly result from an allocation of € 1.9 million to provisions for onerous contracts (previous year: € 0m) and from the reclassification of a property previously held for sale. As the intention to sell no longer applies, the property has been reclassified to property, plant and equipment and measured at its amortized original carrying amount. The retrospective recognition of scheduled depreciation led to expenses of € 0.7 million. Moreover, this item also includes expenses of € 0.2 million in connection with

investment projects not subject to further development (previous year: € 0.3m). The previous year's figure also includes an impairment loss of € 0.5 million resulting from the write-down of a piece of land held for sale in the real estate segment to its expected net sale proceeds.

(6) Earnings per share

Basic earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income attributable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares outstanding.

Basic earnings per share

	2nd Quarter 2009/2010	2nd Quarter 2008/2009
Weighted number of shares issued	15,746,799	15,696,037
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	35.5	47.1
Earnings per share in €	**2.25**	**3.00**

	1st Half 2009/2010	1st Half 2008/2009
Weighted number of shares issued	15,746,799	15,696,037
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	68.5	78.9
Earnings per share in €	**4.35**	**5.03**

The share option plans mean that shares have arisen with a potentially diluting effect. Diluted earnings per share are calculated as follows:

Diluted earnings per share

	2nd Quarter 2009/2010	2nd Quarter 2008/2009
Weighted number of shares issued, including potential shares with a dilutive effect	15,778,840	15,817,228
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	35.5	47.1
Earnings per share in €	**2.25**	**2.98**

	1st Half 2009/2010	1st Half 2008/2009
Weighted number of shares issued, including potential shares with a dilutive effect	15,778,840	15,817,228
Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million	68.5	78.9
Earnings per share in €	**4.34**	**4.99**

(7) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 217.7 million at the end of the first half as of August 31, 2009 (previous year: € 210.5m).

Depreciation and amortization totaling € 27.5 million was recognized on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first half of the 2009/2010 financial year (previous year: € 27.7m).

(8) Share capital

Within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG, a total of 27,570 subscription rights were exercised in accordance with the terms and conditions of the share option plan in the first half of the 2009/2010 financial year. As a result, the share capital increased by € 0.1 million. As of August 31, 2009, the share capital of HORNBACH-Baumarkt-AG amounted to € 47,302,890 and was divided into 15,767,630 shares.

On August 10, 2009, the Board of Management of HORNBACH-Baumarkt-AG resolved pursuant to Section 71 (1) No. 2 of the German Stock Corporation Act (AktG) to acquire up to 20,000 treasury stock shares. These shares are to be acquired for the (annual) issue of employee shares scheduled to take place at the end of 2009.

The repurchase of shares pursuant to this management board resolution is being undertaken in accordance with the safe harbor regulations set out in Section 20a (3) of the German Securities Trading Act (WpHG) in conjunction with Regulation (EC) No. 2273/2003 of the Commission dated December 22, 2003.

The repurchase of shares began on August 11, 2009 and is limited until December 31, 2009. A total of 6,757 treasury stocks had been acquired by August 31, 2009.

(9) Dividend

As proposed by the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG, following approval by the Annual General Meeting on July 9, 2009 a dividend of € 0.87 per share was distributed to shareholders for the 2008/2009 financial year.

(10) Share option plans

Within the framework of the 2003 phantom stock plan at HORNBACH-Baumarkt-AG, a total of 1,480 share options were exercised in accordance with the terms and conditions of the share option plan during the exercise windows in the first half of the year.

(11) Contingent liabilities and other financial obligations

These mainly involve rental, hiring, leasehold and leasing contracts for which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the assets thereby leased pursuant to IFRS regulations (Operating Lease). These amounted to € 1,249.5 million at the end of the first half as of August 31, 2009 (February 28. 2009: € 1,318.3m).

(12) Relationships to closely related companies and persons

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG also has direct or indirect relationships with associated companies when performing its customary business activities. These include the parent company, HORNBACH HOLDING AG, as well as its direct and indirect subsidiaries. Apart from the transactions performed in the usual course of business and reported in the annual financial statements, no major transactions were undertaken with closely related companies and persons during the first half of 2009/2010.

(13) Segment report

1st Half 2009/2010 in € million 1st Half 2008/2009 in € million	DIY stores	Real estate	Headquarters and consolidation	HORNBACH-Baumarkt-AG Group
Segment sales	**1,502.4**	**59.3**	**(58.8)**	**1,502.9**
	1,438.6	56.2	(55.8)	1,439.0
Sales to third parties	1,502.4	0.0	0.0	1,502.4
	1,438.5	0.0	0.0	1,438.5
Sales to affiliated companies	0.0	0.0	0.0	0.0
	0.1	0.0	0.0	0.1
Rental income from affiliated companies	0.0	58.8	(58.8)	0.0
	0.0	55.8	(55.8)	0.0
Rental income from external third parties	0.0	0.5	0.0	0.5
	0.0	0.4	0.0	0.4
Segment earnings (EBIT)	**96.2**	**18.0**	**(5.9)**	**108.3**
	89.9	31.9	(7.9)	113.9
Depreciation and amortization	**17.6**	**5.8**	**4.1**	**27.5**
	18.9	4.9	3.9	27.7
EBITDA	**113.8**	**23.8**	**(1.8)**	**135.8**
	108.8	36.8	(4.0)	141.6
Segment assets	**723.4**	**476.1**	**294.0**	**1,493.5**
	728.2	442.7	264.6	1,435.5
of which: credit balances at banks	73.0	0.0	260.3	333.3
	51.1	0.0	188.8	239.9

Reconciliation in € million	1st Half 2009/2010	1st Half 2008/2009
Segment earnings (EBIT) before "Headquarters and consolidation"	**114.2**	**121.8**
Unallocated activities	(5.8)	(7.9)
Consolidation adjustments	(0.1)	0.0
Net financial expenses	(11.0)	(8.5)
Consolidated earnings before taxes	**97.4**	**105.4**

Rounding up or down may lead to discrepancies between totals.

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Bornheim, September 22, 2009

The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft

Steffen Hornbach　Susanne Jäger　Roland Pelka　Jürgen Schröcker　Manfred Volder

REVIEW REPORT

To Hornbach-Baumarkt-Aktiengesellschaft, Bornheim bei Landau/Pfalz

We have reviewed the condensed interim consolidated financial statements – comprising the balance sheet, income statement, cash flow statement, statement of changes in equity and selected explanatory notes - and the interim group management report of Hornbach-Baumarkt-Aktiengesellschaft, Bornheim (Landau/ Pfalz), for the period from March 1 to August 31, 2009, which are part of the half year financial report according to § 37 w WpHG [„Wertpapierhandelsgesetz": „German Securities Trading Act"]. The preparation of the condensed interim consolidated financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report which has been prepared in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports is the responsibility of the Company's management. Our responsibility is to issue a review report on these condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and additionally in accordance with the International Standard on Review Engagements, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE 2410). Those standards require that we plan and conduct the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports.

Frankfurt am Main, September 22, 2009

KPMG AG Wirtschaftsprüfungsgesellschaft

Bertram Auditor	Kunisch Auditor

FINANCIAL CALENDAR 2009/2010

December 22, 2009	Interim Report: 3rd Quarter of 2009/2010 as of November 30, 2009
March 18, 2010	Trading Statement
May 27, 2010	Annual Results Press Conference 2009/2010 Publication of Annual Report DVFA Analysts' Conference

Investor Relations
Axel Müller
Tel: (+49) 0 63 48 / 60 - 24 44
Fax: (+49) 0 63 48 / 60 - 42 99
invest@hornbach.com
Internet: www.hornbach-group.com

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